Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Twelve Months Ended
	Mar 31, 2012	December 31,
		2011	2010	2009	2008	2007
1. Fixed charges:
A) Interest expense	$67,543	$68,183	$75,481	$81,861	$90,403	$94,035
B) Amortization	2,081	2,137	2,620	2,097	2,880	2,783
C) Interest portion of rentals	9,613	8,943	6,455	6,644	7,802	7,952

Total fixed charges	$79,237	$79,263	$84,556	$90,602	$101,085	$104,770

2. Earnings (as defined):
D) Pretax income from continuing operations	$189,860	$175,066	$158,378	$132,035	$101,808	$131,024
Fixed Charges (1. above)	79,237	79,263	84,556	90,602	101,085	104,770

Total earnings as defined	$269,097	$254,329	$242,934	$222,637	$202,893	$235,794

	3.40	3.21	2.87	2.46	2.01	2.25